                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                          ST. JOSEPH LIGHT & POWER CO.
                      -----------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    790654107
                              -------------------
                                 (CUSIP NUMBER)


                                    12/31/99
                              -------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


        ----------------------------------------------------------------

CUSIP NO.          790654107
             ---------------
--------------------------------------------------------------------------------

1)   Names of Reporting Persons              I.R.S. No. 31-0738296
     S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
     Above Persons
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a          (a)
     Member of a Group                          -----------------
     (See Instructions)                      (b)
                                                -----------------

--------------------------------------------------------------------------------

3)   SEC Use only

--------------------------------------------------------------------------------

4)   Citizenship or Place of
     Organization                                    ILLINOIS

--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                 2,130
Beneficially                                                 ----------------
Owned by                   (6)  Shared Voting Power                   0
Each Reporting                                               ----------------
Person with                (7)  Sole Dispositive Power            2,130
                                                             ----------------
                           (8)  Shared Dispositive Power              0
                                                             ----------------

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                2,130
     Owned by Each Reporting Person                          ----------------

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented                                  0.0%
     by Amount in Row 9                                      ----------------

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                       HC
     (See Instructions)                                      ----------------

--------------------------------------------------------------------------------

SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1

Item 1(a)         Name of Issuer:                               St. Joseph Light & Power Co.
                                                               -----------------------------

Item 1(b)         Address of Issuer's principal executive
                   offices:                                     520 Francis St.
                                                               -----------------------------
                                                                P.O. Box 998
                                                               -----------------------------
                                                                St. Joseph, MO 64502
                                                               -----------------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,        One First National Plaza
                  if none residence:                              Chicago, IL 60670

Item 2(c)         Citizenship:                       Not Applicable

Item 2(d)         Title of class of securities:      Common Stock
                                                     ---------------------------------------

Item 2(e)         CUSIP No.:                         790654107
                                                     ---------------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to
                  common shares of  St. Joseph Light & Power Co.                   :
                                   ------------------------------------------------

                  (a)      Amount beneficially owned:                        2,130
                                                               -------------------
                  (b)      Percent of class                                    0.0%
                                                               --------------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:       2,130
                                                                                --------------
                           (ii)     Shared power to vote or to direct the vote:         0
                                                                                --------------
                           (iii)    Sole power to dispose or to direct the
                                    disposition of:                                 2,130
                                                                                --------------
                           (iv)     Shared power to dispose or to direct the            0
                                    disposition of:                             --------------



Item 5.  Ownership of 5 percent or less of a Class.                                [ X ]
                                                                             ---------------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.             N/A
                                                                             ---------------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                                                                             ---------------
                  Bank One Trust Company, N.A.
                  Bank One, Florida

Item 8.  Identification and Classification of Members of the Group.                N/A
                                                                             ---------------

Item 9.  Notice of Dissolution of Group.                                           N/A
                                                                             ---------------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:     February 9, 2000
       ------------------------


                                          BANK ONE CORPORATION

                                     By:  /s/ DAVID J. KUNDERT
                                          David J. Kundert
                                          EXECUTIVE VICE PRESIDENT